

10025706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FEB 25 2010

Washington, DC
129

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01-01-2009_____ AND ENDING_____12-31-2009_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustFirst, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6223 Highland Place way, Suite 201
_____
(No. and Street)

Knoxville   TN   37919
_____
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Don Taylor   (865) 583-7390
_____
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pugh & Company, P.C.
_____
(Name – *if individual, state last, first, middle name*)

P.O. Box 31409   Knoxville   TN   37930
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Don Taylor , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustFirst, Inc. , as of December 31 , 20 09 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

CEO

Title

Theresa R Webb Nations
Notary Public   8/10/11

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTFIRST, INC.

Knoxville, Tennessee

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

TRUSTFIRST, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

TABLE OF CONTENTS

PUGH & COMPANY, P.C.

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA
BARRETT V. SIMONIS, CPA

CERTIFIED PUBLIC ACCOUNTANTS

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660   800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Senior Management
TrustFirst, Inc.
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of TrustFirst, Inc. as of December 31, 2009, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrustFirst, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pugh & Company, P.C.

Certified Public Accountants
February 23, 2010

TRUSTFIRST, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2009

ASSETS

CURRENT ASSETS

Cash and Cash Equivalents	$	117,069
Certificate of Deposit		38,073
Commissions Receivable		12,052
Marketable Securities Owned, at Market Value		213,364
Other Assets		8,934
Total Current Assets		389,492

PROPERTY AND EQUIPMENT

Furniture & Equipment	29,808
Leasehold Improvements	8,708
Accumulated Depreciation	(24,655)
Total Property and Equipment	13,861

TOTAL ASSETS	$	403,353

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts Payable & Accrued Wages	$	43,632
Advance Payments		72,847
Note Payable - FINRA		3,691
Deferred Tax Liability		43,021
Total Current Liabilities		163,191

SHAREHOLDER'S EQUITY

Capital Stock (No Par Value, 200,000 Shares Authorized, 100,000 Shares Issued and Outstanding)	354,300
Paid in Capital	155,500
Retained Earnings (Deficit)	(233,293)
Treasury Stock, at Cost; 6,832 Shares	(36,345)
Total Shareholder's Equity	240,162

TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$	403,353

The accompanying notes are an integral part of these financial statements.

TRUSTFIRST, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2009

INCOME
Commission Income	$	600,059
Net Gain on Marketable Securities and Other		174,413
Total Income		774,472

EXPENSES
Compensation and Benefits	416,600
Occupancy and Equipment	78,974
Clearing Expense	87,524
Brokerage Service Expense	22,487
Professional Fees	16,421
Office Supples and Postage	14,720
Other Expenses	17,120
Total Expenses	653,846

INCOME BEFORE INCOME TAXES		120,626
DEFERRED INCOME TAX EXPENSE		41,915
NET INCOME	$	78,711

The accompanying notes are an integral part if these financial statements.

TRUSTFIRST, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

For the Year Ended December 31, 2009

	Common Stock	Paid In Capital	Treasury Stock	Retained Earnings (Deficit)	Total Shareholder's Equity
BALANCES, JANUARY 1, 2009	$ 354,300	$ 155,500	$ 0	$ (312,004)	$ 197,796
Net Income	0	0	0	78,711	78,711
Purchase of 6,832 Shares of Treasury Stock	0	0	(36,345)	0	(36,345)
BALANCES, DECEMBER 31, 2009	$ 354,300	$ 155,500	$ (36,345)	$ (233,293)	$ 240,162

The accompanying notes are an integral part of these financial statements.

TRUSTFIRST, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	78,711
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation		2,141
Deferred Taxes		41,915
Increase in Securities Owned, Net		(200,951)
Decrease in Commissions Receivable		1,662
Increase in Other Assets		(6,484)
Increase in Accounts Payable		20,915
Decrease in Accrued Expenses		(2,023)
Increase in Advance Payments		72,847
Total Adjustments		(69,978)
Net Cash Provided by Operating Activities		8,733
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		(4,528)
Net Increase in Certificate of Deposit		(1,339)
Net Cash Used in Investing Activities		(5,867)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal Payments on Notes Payable Related Party		(10,000)
Principal Payments on Notes Payable FINRA		(5,938)
Purchase of Treasury Stock		(36,345)
Net Cash Used in Financing Activities		(52,283)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(49,417)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		166,486
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	117,069
Supplementary Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Interest	$	2,626
Income Taxes	$	0

The accompanying notes are an integral part of these financial statements.

TRUSTFIRST, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

TrustFirst, Inc. formed in 1995 (the Company) and located in Knoxville, Tennessee, is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) offering securities in stocks, bonds, and options to the general public. The Company does not hold security accounts or custodial securities for customers. All security transactions are cleared through Pershing, a subsidiary of The Bank of New York Mellon Corporation who is a member of the New York Stock Exchange (NYSE). The Company's revenue from the services it provides may be affected by securities market conditions.

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements, notes and supplement schedules are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America (GAAP). Significant accounting policies are:

Estimates – The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions. Those estimates and assumptions affect certain reported amounts and disclosures. The primary items subject to estimation are the fair values of the Company's marketable securities. Estimates also affect the reported amounts of revenues and expenses during the period. Accordingly, actual results could vary from those estimates.

Revenue Recognition – Customers' security transactions and resulting commissions are recorded on a trade date basis. Commissions receivable consists of commissions from unsettled trades at year end. Commissions receivable are stated at the amount of subsequent collections on the settlement date. As a result management believes commissions are fully collectible; and therefore, no allowance for bad debts is required. Amounts recorded as advance payments reflect balances owed to customers and are used primarily to offset future commissions on customers' security transactions.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of demand deposit accounts with banks, and money market investment accounts with Pershing. The Company maintains $100,000 on deposit with Pershing which is segregated to meet clearing requirements.

The Company also maintains a margin account with Pershing which allows for borrowing of funds up to a certain percentage on eligible collateral of Company accounts held at Pershing. From time to time, the Company will borrow on this account as a part of its overall balance maintained with Pershing.

Marketable Securities Owned - Marketable securities owned which consist of publicly traded equity securities are classified according to management's intent as trading securities and reported at fair value, with unrealized gains and losses included in earnings (net gain of $141,511 recorded in 2009). Realized gains or losses on the sales of securities are recognized on a specific identification, trade date basis (net gain of $30,470 realized in 2009).

Marketable securities owned are recorded at fair value on a recurring basis utilizing Level 1 inputs in accordance with GAAP. GAAP defines fair value, establishes a framework for using fair value to measure certain assets and liabilities, and expands disclosures about fair value. Level 1 inputs are quoted prices in active markets for identical assets as of the measurement date.

Property and Equipment – Property and equipment are stated at cost. Depreciation is computed using primarily the straight-line method and is based on estimated useful lives of five to thirty-nine years.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes - Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the net operating loss carryforwards and the differences between the tax and financial reporting basis for certain assets. The resulting deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. A valuation allowance is also recorded for deferred tax assets when it is more likely than not that some or all of the deferred tax asset may not be realized.

In July 2006, the FASB issued Interpretation Number 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* (FIN 48), which describes a two-step approach to recognizing and measuring certain tax positions. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is to measure and recognize in the consolidated financial statements the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The Company adopted FIN 48 in 2009 and its implementation did not have a significant impact on the Company's financial statements.

Subsequent Events - Management has evaluated subsequent events through February 23, 2010, which is the date the financial statements were available to be issued.

NOTE 2 - CONCENTRATION OF CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of cash and cash equivalent, certificates of deposits, and marketable securities owned. The Company periodically has cash deposited in financial institutions in excess of Federal Deposit Corporation (FDIC) limits. The Company also maintains several money market accounts insured by SIPC up to $100,000. There were no uninsured bank balances as of December 31, 2009. Marketable securities consist of equity securities which are subject to market fluctuations and could ultimately result in a loss of value.

Additionally, the Company has credit risk associated with its commission income. In 2009, the Company earned approximately 62% of its commissions from three customers.

NOTE 3 - LEASE COMMITMENTS

The Company leases its current office space on a month-to-month basis. Rental expense under this lease totaled $60,860 in 2009. Additionally, the Company has entered into a lease agreement, scheduled to commence May 1, 2010 for new office space expiring December 31, 2014 with a monthly base rent of $4,984.

Future minimum rental payments under noncancellable operating leases with remaining terms in excess of one year as of December 31, 2009 are:

2010	$	39,870
2011		59,805
2012		59,805
2013		59,805
2014		59,805
	$	279,090

NOTE 4 - NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Rule requires the maintenance of minimum net capital and prohibits a broker-dealer from engaging in securities transactions when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined in the Rule. Minimum net capital for the Company is $100,000; however, the Company cannot distribute income to its shareholder until the capital is at least 120% of the minimum net capital, or $120,000 as of December 31, 2009. At December 31, 2009, the Company had excess net capital of $72,644.

NOTE 5 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to general creditors at December 31, 2009, and there were no changes in liabilities subordinated to general creditors for the year then ended.

NOTE 6 - NOTES PAYABLE

In 2006, the Company borrowed $10,000 from a shareholder in the form of a demand note with interest at 8.25%. This note was paid in full in 2009.

In 2008, FINRA assessed the Company a $14,000 fine, of which $10,500 was financed by FINRA at 7.5% interest for 24 months. The remaining balance of $3,691 on the note is due in 2010.

NOTE 7 - INCOME TAXES

The provision for income taxes differs from the expected amount computed by applying the statutory federal income tax rate principally due to changes in the assumed rates, the effect of state income taxes, nondeductible expenses and changes in the valuation allowance for deferred tax assets.

Deferred taxes liabilities have been provided for taxable temporary differences related to accumulated depreciation and unrealized net gains on marketable securities. Deferred tax assets have been provided for deductible temporary differences related to net operating losses and charitable contribution carryforwards. Deferred taxes at December 31, 2009 consisted of the following components:

Deferred Tax Liability - Current	$ (42,254)
Deferred Tax Asset - Long term	39,331
Deferred Tax Liability - Long Term	(767)
Valuation Allowance	(39,331)
Net Deferred Tax Liability - Long Term	$ (767)

A valuation allowance will be provided until it is more likely than not that all deferred tax assets will be realized. Realization of deferred tax assets is dependent upon whether there will be sufficient taxable income in particular future years. The Company will continue to evaluate the need for and the amount of the allowance, based on management's evaluation of current results and events and their expectations for the future. The valuation allowance decreased $3,041 during 2009.

The Company has state and federal net operating loss carryforwards totaling approximately $135,000 and $118,000, respectively. These carryforwards are available to offset tax liabilities on future income through 2029 for federal income taxes and 2024 for state income taxes. The Company files income tax returns in the U.S. federal and state jurisdictions. With few exceptions, the Company is no longer subject to examinations by tax authorities for years before 2006. The Company has not accrued or expensed any amounts for interest or penalties associated with income taxes for the year ended December 31, 2009.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company processes certain trades for Trendz Advisors, a company in which the Company's shareholder owns a majority interest. During the year ended December 31, 2009, the Company received net commission income of approximately $10,000 from these transactions.

In 2009, the Company's chief executive officer, individually, purchased outstanding stock in the Company held by two other parties. These purchases resulted in the chief executive officer becoming one hundred percent owner of the Company. The Company's chief executive officer, individually, and the two parties also agreed to note payable arrangements which allow for payments of the purchase price for the stock over time. These payments are tied to operating revenues of the Company. The Company has not guaranteed the stock purchase agreements or the notes payable and is not contractually obligated to make payments. In 2009, the chief executive officer sold 6,832 shares of stock to the Company to, in part, fund his payments on the notes.

NOTE 9 – CONTINGENCIES

In the normal course of conducting its business, the Company may be involved in legal proceedings. Currently, the Company is not involved in any proceedings related to litigation, claims or assessments against the Company or management. Due to the nature and scope of the Company's business which brings it into regular contact with the general public, a variety of businesses, and multiple governmental entities which regulate and examine its operations, the Company is inherently subject to the hazards of potential litigation, claims and assessments. Additionally, the routine examinations performed by the Company's regulators could result in findings and rule violations which have an adverse effect on the Company. Currently, management is not aware of any such conditions.

SUPPLEMENTARY INFORMATION

TRUSTFIRST, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

	Per Audited Financial Statements	Per Original Focus Report	Differences
Ownership Equity	$ 240,162	$ 355,275	$ (115,113)
Less: Non Allowable Assets	(34,703)	(33,920)	(783)
Less: Other Deductions	0	0	0
Net Capital Before Haircuts	205,459	321,355	(115,896)
Haircut on Securities	(32,815)	(32,815)	0
Net Capital	$ 172,644	$ 288,540	$ (115,896)

Differences are attributable to audit adjustments as follows:
a) To adjust year end depreciation $ (642)
b) To adjust year end commissions income (71,305)
c) To record year end tax provision (43,166)
$ (115,113)

TRUSTFIRST, INC.

SCHEDULE II

COMPUTATION OF AGGREGATE INDEBTEDNESS
AND EXCESS CAPITAL UNDER RULE 15c-3-1 of
THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2009

Liabilities	$	163,191
Total Aggregate Indebtedness	$	163,191
Ratio of Aggregate Indebtedness to Net Capital		94.78%
Net Capital	$	172,644
Required Net Capital (Greater of $100,000 or 6-2/3%)		100,000
Net Capital in Excess of Required Amount	$	72,644

See Report of Independent Registered Public Accounting Firm.

TRUSTFIRST, INC.

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

As of December 31, 2009

TrustFirst, Inc. is exempt from the computation of determination of the reserve requirements under provisions of Rule 15c3-3 subparagraph (k)(2)(ii).

TrustFirst, Inc. is exempt from reporting information relating to possession or control requirements under provisions of Rule 15c3-3 subparagraph (k)(2)(ii).

TRUSTFIRST, INC.

SCHEDULE IV

MATERIAL INADEQUACIES – RULE 17a-5(j)

As of December 31, 2009

Material Inadequacy	Corrective Action Taken or Proposed
None	Not Applicable

See Report of Independent Registered Public Accounting Firm.

PUGH & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA
BARRETT V. SIMONIS, CPA

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

———

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660   800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Senior Management
TrustFirst, Inc.
Knoxville, Tennessee

In planning and performing our audit of the financial statements of TrustFirst, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

> 1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
> 2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of TrustFirst, Inc. as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 23, 2010.

2009-1   Segregation of Duties

The Company does not have adequate segregation of duties in the accounting department due to the limited number of staff. During our audit, we noted that the accountant has access to all phases of all transactions and to the general ledger. The basic premise is that no one employee should have access to both physical assets and related accounting records or to all phases of a transaction. Since it may not be economically feasible to hire additional staff, we recommend more Chief Executive Officer oversight. For example, the Chief Executive Officer should receive the unopened bank statement each month prior to the accountant performing the bank reconciliation. Management should review the month's transactions, selecting a few items for inquiry and inspection of supporting documentation.

2009-2   Compliance Review for Commission Income Charged

The Company had instances where commissions were miscalculated on certain discretionary accounts. We noted that because of these miscalculations, commissions had been overcharged on customer accounts. Management has since changed and improved their calculation method which includes a secondary review and has noted no further instances of miscalculations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, senior management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pugh & Company, P.C.

Certified Public Accountants
February 23, 2010

PUGH & COMPANY, P.C.

WILL J. PUGH, CPA
RONNIE G. CATE, CPA
C. LARRY ELMORE, CPA
W. JAMES PUGH, JR., CPA
DANIEL C. FRANKLIN, CPA
JAMES H. JONES, CPA
LISA W. HILL, CPA
SUSAN R. FOARD, CPA
ANDREW R. HARPER, CPA
R.E. FOUST, CPA
A. TED HOTZ, CPA
BARRETT V. SIMONIS, CPA

CERTIFIED PUBLIC ACCOUNTANTS

HOME FEDERAL PLAZA - SUITE 200
315 NORTH CEDAR BLUFF ROAD
KNOXVILLE, TENNESSEE 37923

P.O. BOX 31409
KNOXVILLE, TENNESSEE 37930-1409

865-769-0660   800-332-7021
TELECOPIER 865-769-1660

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

TENNESSEE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Senior Management
TrustFirst, Inc.
Knoxville, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by TrustFirst, Inc. (the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the check register and detail general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of assessment balance due since no overpayment was applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Pugh & Company, P.C.

Certified Public Accountants
February 23, 2010

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048509   FINRA   DEC
TRUSTFIRST   13*13
6223 HIGHLAND PLACE WAY STE 201
KNOXVILLE TN 37919-4035

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 892

   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest)   (430)

   7/29/09 (280⁻) + 1/12/09 (150ᵐ)
   Date Paid

   C. Less prior overpayment applied   (0)

   D. Assessment balance due or (overpayment)   462

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

   F. Total assessment balance and interest due (or overpayment carried forward) $ 462

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 462.

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trust First, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 23 day of February, 20 10.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

Amounts for the fiscal period
beginning April 1, 2009
and ending **12/31**, 20**09**
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ **645,222**

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. **0**

(2) Net loss from principal transactions in securities in trading accounts. **0**

(3) Net loss from principal transactions in commodities in trading accounts. **0**

(4) Interest and dividend expense deducted in determining item 2a. **0**

(5) Net loss from management of or participation in the underwriting or distribution of securities. **0**

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. **0**

(7) Net loss from securities in investment accounts. **0**

Total additions **0**

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. **57,091**

(2) Revenues from commodity transactions. **0**

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. **68,773**

(4) Reimbursements for postage in connection with proxy solicitation. **0**

(5) Net gain from securities in investment accounts. **162,068**

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. **0**

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). **0**

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): **0**

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ **332**

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii) **332**

Total deductions **288,264**

2d. SIPC Net Operating Revenues $ **356,958**

2e. General Assessment @ .0025 $ **892**

(to page 1 but not less than $150 minimum)

2